EXHIBIT 21

JAKKS PACIFIC, INC. SUBSIDIARIES

Subsidiary	Jurisdiction
JAKKS Pacific (HK) Limited	Hong Kong
JAKKS Pacific (Shenzhen) Company	China
JAKKS Pacific (Asia) Limited	Hong Kong
Play Along (Hong Kong) Limited	Hong Kong
Road Champs, Inc.	Delaware
Road Champs Limited	Hong Kong
PA Distribution, Inc.	Delaware
Creative Designs International, Ltd.	Delaware
Arbor Toys Company Limited	Hong Kong
JAKKS Sales Corporation	Delaware